

Mail Stop 3030

May 20, 2018

<u>Via E-mail</u>
Gerald Brock
President
SkyWolf Wind Turbine Corp.
156 Court Street
Geneseo, NY 14454

> **Re: SkyWolf Wind Turbine Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 20, 2018**
> **File No. 333-218013**

Dear Mr. Brock:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Number of Shares Outstanding Before the Offering, page 8

1. We note your response to prior comment 2; however, it remains unclear if your disclosure beginning on page 46 covers all securities issuances required to be disclosed by Regulation S-K Item 701. In this regard, we note that you disclose on page 8 and elsewhere that you have 76,067,500 shares outstanding, page F-5 indicates you had 75,982,500 shares outstanding as of December 31, 2017 and your disclosure beginning on page 46 does not appear to address share issuances in 2018. We also note the Form D filed on April 4, 2018. Please revise to reconcile your disclosed shares issuances with your disclosed number of shares outstanding.

Current Commitments, page 26

2. We note your added disclosure regarding your agreement with Brown Energy and added exhibit 10.5. Please revise your disclosure to clarify whether there is a binding agreement that will result in you receiving the amount disclosed and if not, tell us why it is appropriate to include that figure in your disclosure. Your revised disclosure should further indicate (1) the rights and obligations of the parties to this agreement, (2) what barriers remain to completing the sale under the agreement, (3) how you intend to scale your business operations to meet the demand and (4) your sources of capital for your intended production.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes in Company's Certifying Accountant, page 34

3. Please revise your filing to include all of the disclosures required by Item 304(a)(2) of Regulation S-K related to your change of auditors from Anton & Chia LLP to Freed Maxick CPAs, P.C. during the year ended December 31, 2017.\

4. Please revise your filing to include a letter filed as an exhibit to this registration statement that is addressed to the Commission from Anton & Chia LLP, your former auditor, stating whether it agrees with the statements made by you under Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Refer to the guidance in Item 304(a)(3) of Regulation S-K.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

5. The report issued by Anton & Chia LLP refers to periods that are not presented in your filing. Please have your former auditor revise its report to only refer to the periods presented in your filing which it audited.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Lee W. Cassidy, Esq.
        Cassidy & Associates